EXHIBIT 99.1

Lombard Medical Reschedules 2016 Second Quarter, Six-Month Financial Results Release and Conference Call Date to August 22 to Provide Complete Information on Operational Initiatives

IRVINE, Calif., Aug. 12, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that it has rescheduled the date to report its 2016 Second Quarter, Six-Month Financial Results to Monday, August 22, 2016, in order to provide complete information on operational initiatives that are underway, but will not be fully implemented until next week.  In addition to details on those initiatives, management will discuss financial results and provide a business update on a conference call with the investment community at 4:30 p.m. Eastern Time on Monday, August 22, 2016.  Note that as a foreign private issuer, Lombard is not subject to the quarterly reporting requirements of the Securities and Exchange Commission and as such, is not subject to SEC quarterly reporting timelines.

Interested parties may access the live call via telephone by dialing 1-877-407-4018 (domestic), 0800-756-3429 (UK toll free) or 1-201-689-8471 (international).  To listen to the live call via Lombard’s website, go to www.lombardmedical.com, in Events and Presentations of the Investors section.  A webcast replay of the call will be available following the conclusion of the call in Events and Presentations of the Investors section of the website.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix®, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in the UK and Germany in February 2016 with a broader international rollout currently underway.  For more information, please visit www.lombardmedical.com.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
Tel: +1 949 379 3750 / +44 (0)1235 750 800
William J. Kullback, Chief Financial Officer
Tel: +1 949 748 6764